Exhibit 2.1

Execution Version

FIRST AMENDMENT TO THE RIGHTS AGREEMENT

FIRST AMENDMENT (this “Amendment”) dated as of June 6, 2012, to the RIGHTS AGREEMENT dated as of November 17, 2010 (the “Rights Agreement”), between IFM Investments Limited, a Cayman corporation (the “Company”), and American Stock Transfer & Trust Company, L.L.C., a New York limited liability trust company (the “Rights Agent”).

WHEREAS the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 26 thereof; and

WHEREAS the Company desires to amend certain provisions of the Rights Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto hereby agree as follows:

SECTION 1.  Amendment of Section 1. Section 1(a) of the Rights Agreement is hereby amended by (a) deleting the word “and” at the end of paragraph (iv), (b) renumbering paragraph (v) as paragraph (vii) and (c) adding new paragraphs (v) and (vi) which shall read:

“(v)      any such Person who or which, together with all Affiliates and Associates of such Person, has become and is the Beneficial Owner of 15 percent or more of the Ordinary Shares at the time outstanding after the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership from GL Asia Mauritius II Cayman Ltd., a company incorporated and existing under the laws of Cayman Islands with its registered office at Admiral Administration, Ltd. (Cayman Islands), P.O. Box 32021 SM, Anchorage Centre, 2nd Floor, Grand Cayman, Cayman Islands, or its successors or assigns (“GLAM II”) of any Ordinary Shares or Depositary Shares (A) pursuant to Clause 10.4 or Clause 10.5 of the restructuring deed dated April 27, 2012 between the Company, GLAM II, IFM Overseas Partners L.P., IFM Overseas Limited, Donald Zhang and Harry Lu (as amended from time to time by the parties, the “Restructuring Deed”); (B) after the last day of the Restricted Period (as defined in the Restructuring Deed); or (C) pursuant to the Tag-Along Option (as defined in the Restructuring Deed);

(vi)       any such Person who or which, together with all Affiliates and Associates of such Person, has become and is the Beneficial Owner of 15 percent or more of the Ordinary Shares at the time outstanding as a result of the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of any Ordinary Shares pursuant to the operation of the terms of, or the exercise by GLAM II of its rights under (or through any subsequent transfer or disposition by GLAM II or any of its Affiliates of any Ordinary Shares acquired pursuant to the exercise of such rights), (A) the equitable share mortgage dated May 31, 2012 between IFM Overseas Partners L.P., IFM Overseas Limited and GLAM II (the “New Share Mortgage”) or (B) the share mortgage dated October 19, 2007, as reaffirmed pursuant to a deed of reaffirmation and consent dated February 3, 2010 and as confirmed pursuant to the New Share Mortgage, between IFM Overseas Partners L.P., IFM Overseas Limited and GLAM II, in each case following the occurrence of an Event of Default (as defined in the New Share Mortgage); and”

SECTION 2.  Full Force and Effect.  Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof.

SECTION 3.  Governing Law.  This Amendment shall be deemed to be a contract made under the laws of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State without regard for its rules regarding conflict of laws.

SECTION 4.  Counterparts; Effectiveness.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  This Amendment shall be effective as of the date hereof.

SECTION 5.  Descriptive Headings.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

SECTION 6.  Rights Agreement as Amended.  From and after the date hereof, any reference to the Rights Agreement shall mean the Rights Agreement as amended hereby.

SECTION 7.  Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if the absence of such excluded provision shall, in the reasonable judgment of the Rights Agent, materially and adversely affect its rights, immunities, duties or obligations under the Rights Agreement, the Rights Agent shall be entitled to resign on the next business day.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

IFM Investments Limited

By	/s/ Donald Zhang
Name:
Title:

American Stock Transfer & Trust Company, L.L.C.

By	/s/ Paula Caroppoll
	Name:	Paula Caroppoll
	Title:	Senior Vice President